TELANETIX, INC.
11201 SE 8th Street, Suite 200
Bellevue, Washington 98004

November 28, 2011

VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Mail Stop 3561 Washington, D.C. 20549 Attention: Mr. Larry Spirgel, Assistant Director

Re:	Telanetix, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed March 23, 2011
Form 10-Q for the quarterly period ended June 30, 2011
Filed August 12, 2011
File No. 0-51995

Dear Mr. Spirgel:

Telanetix, Inc., a Delaware corporation (the "Company"), is providing the following responses to the comments set forth in the comment letter of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Commission") dated November 9, 2011 (the "Comment Letter") relating to the above-referenced report of the Company.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.

Form 10-K for the Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm, page F-1

1.	Please revise to include a manually signed audit report in compliance with Rule 2-02(a) of Regulation S-X.

Response:

Concurrently with the filing of this correspondence, the Company is filing an Amendment No. 1 on Form 10-K/A to its annual report for the period ended December 31, 2010.  The Amendment No. 1 includes the conformed signature of the independent auditor on the audit report contained on page F-1.

*           *           *

In connection with our responses the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (206) 621-3500, or the Company's securities counsel, James A. Mercer III, at (858) 720-2469, with any questions or further comments you may have regarding the responses above.

Sincerely,

/s/ Paul Bogonis

Paul Bogonis
Chief Financial Officer

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